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                                                                 Exhibit (a)(11)

              ST. JUDE MEDICAL COMPLETES MODIFIED "DUTCH AUCTION"
              SELF-TENDER OFFER WITH PURCHASE OF 8 MILLION SHARES

St. Paul, MN, March 20, 1998 -- St. Jude Medical, Inc. (NYSE:STJ) announced today that it has completed the purchase of 8 million shares of its common stock for $38.00 per share, under the terms of its modified "Dutch Auction" self-tender offer that expired on March 12, 1998.

The Company said that 10,378,657 shares were validly tendered and not withdrawn at or below the $38.00 purchase price selected by the Company. As a result of the oversubscription, shares actually purchased from each tendering shareholder were subject to a final proration factor of 76.976499 percent. Shares tendered by holders of less than 100 shares were not subject to proration under the terms of the offer.

The Company commenced the offer on Thursday, February 12, 1998, for up to 8 million shares of its common stock at a purchase price not in excess of $39.00 nor less than $32.00 per share.

Payment for shares properly tendered and not withdrawn will be made Monday, March 23, 1998. Shares that were tendered but not purchased by the Company will be promptly returned to shareholders.

The shares purchased represent 8.7 percent of the 91,940,672 shares of the Company's common stock outstanding immediately prior to the offer. St. Jude Medical will now have approximately 83,940,672 shares of common stock outstanding.

St. Jude Medical, Inc. (www.sjm.com) develops, manufactures and distributes medical devices for the global cardiovascular market. The Company serves patients and its health care customers worldwide with the highest quality products and services including heart valves, cardiac rhythm management systems, specialty catheters and other cardiovascular devices.